FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 2054 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person The Calvo Family Spendthrift Trust, 1941 Southeast 51st Terrace; Ocala, Florida 34471

2.  Issuer Name and Ticker or Trading Symbol                     Equity Growth
Systems, inc.

3.  IRS or Social Security Number or Reporting Person (Voluntary)
59-6849665

4.  Statement for Month/Year                             January, 1999

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer
                      (check all applicable)

__ Director                                    __  10% Owner
__ Officer                                      X   Other (Specify Below)

_________________________________

7.  Individual or Joint/Group Reporting
                     (Check applicable line)

X   Form filed by One Reporting Person
__  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instruction 4)                 Common Stock

2.  Amount of Securities Beneficially Owned (Instruction 4)     517,500 shares

3.  Ownership Form:  Direct (D) or Indirect (I) (Instruction 5)      Direct

4.  Nature of Indirect Beneficial Ownership (Instruction 5)        Not
Applicable

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Table II - Derivative Securities Beneficially Owned

1. Title of Derivative Security (Instruction 4)

2.  Date Exercisable and Expiration Date
Exercisable             Expiration
Date                          Date


3.  Title and Amount of Securities Underlying Derivative Security (Instruction
4)
Title                        Amount or Number of Shares


4.  Conversion of Exercise Price of Derivative Security


5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 5)


6.  Nature of Indirect Beneficial Ownership (Instruction 5)


Explanation of Responses: A beneficiary of The Calvo Family Spendthrift Trust is a principal of the Yankee Companies, Inc., a Florida corporation which owns an additional 485,000 shares.


/s/ Cyndi N. Calvo as Trustee                        February 10, 1999
____________________________________________________
/s/Cyndi N. Calvo as Trustee                                     Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

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